Exhibit 99.1

TOWER ONE WIRELESS ACQUIRES CELLULAR SITE ACQUISITION COMPANY

VANCOUVER, BC, Canada – April 4, 2017 – Tower One Wireless Corp (CSE: TO) (OTC: TOWTF) (Frankfurt: 1P3N) (“Tower One” or the “Company”) announces it has acquired a 90% interest in an established Telecom services and site acquisition company (“Service Company”). The Service Company currently provides site acquisition and licensing to the Telecom Industry in Colombia. Since the Service Company was established in 2005, it has successfully completed the lease/purchase of over 300 Cellular Sites (Real Estate), and has been contracted by all the major Telecom operators in Colombia. This strategic acquisition gives Tower One additional extensive experience in an area essential to its core business.

Alex Ochoa, CEO of Tower One, states: “Tower One will build its international real estate portfolio utilizing the expertise of the Service Company’s team. The Service Company has assisted major telecom operators in the acquisition of over 300 sites. Tower One is also happy to add the 5 current Build to Suit opportunities to our pipeline of projects while we await the result of significant tower bids we’ve made earlier this quarter.”

Site Acquisition is a vital component of all Build to Suit (“BTS”) cellular tower opportunities. This will allow Tower One to expand its business to physical real estate that is an extension of the tower infrastructure in place at tower construction sites. These contracts are similar to the tower lease contracts in that the real estate under the towers will be subject to long-term leases. The real estate model commands high yields relative to the acquisition cost, allowing Tower One another revenue stream within the industry. Current competitors account for over 10% of revenue coming from this component of the tower business. Real estate is traditionally 15x15 square metres or custom to the tower base size needed to support vertical infrastructure.

The current notable value of the Service Company are as follows:

  Pipeline of over 500+ potential land acquisitions where existing towers are currently located

  Current Portfolio of Search Rings (5) to enable towers on a BTS Basis

The Services Company carries no liabilities.

About Tower One Wireless Corp

Tower One builds, owns, and leases a portfolio of wireless infrastructure assets to wireless carriers on long term contracts. Tower One is the only publicly traded small cap entry into the tower and wireless infrastructure industry; It is operated by a team of telecom and finance professionals with a long history of success in the telecom and wireless infrastructure business. Management voluntarily placed 30 million shares into a complete 3 year lock-up with no shares to be released during this period. Tower One Wireless is currently focused on 4G & 5G LTE infrastructure expansion in Latin America.

For further information, please contact:

Robert “Nick” Horsley, Director

nick@toweronewireless.com

(604) 559-8051

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The CSE has not reviewed, and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

FORWARD LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Trading in the securities of the Company should be considered highly speculative.

All information in this press release concerning Tower One Wireless Corp has been provided for inclusion herein by Tower One Wireless Corp. Although the Company has no knowledge that would indicate that any information contained herein concerning Tower One is untrue or incomplete, the Company assumes no responsibility for the accuracy or completeness of any such information.